SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2

                             Hilb Rogal & Hamilton
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   431294107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[x] Rule 13d-1 ( b)
[ ] Rule 13d-1 ( c)
[ ] Rule 13d-1 ( d)


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13G

Cusip No. 431294107
--------------------------------------------------------------------------------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Westport Asset Management, Inc. - 06-1087640
     Westport Advisers LLC - 06-1497709

     ---------------------------------------------------------------------------

2.   Check the appropriate box if a member of a group*
     (a) [ ]
     (b) [X]

     ---------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------

4.   Citizenship or Place or Organization
     Connecticut

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                    5.   Sole Voting Power
                         462,700
Number of           ------------------------------------------------------------
Shares              6.   Shared Voting Power
Beneficially             995,400
Owned By            ------------------------------------------------------------
Each                7.   Sole Dispositive Power
Reporting                462,700
Person              ------------------------------------------------------------
With                8.   Shared Dispositive Power
                         1,330,500
--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by each Reporting Person
     1,793,200
     ---------------------------------------------------------------------------

10.  Check Box if the aggregate amount in row (9) excludes certain shares [x]
     0
     ---------------------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row 9
     6.3%
     ---------------------------------------------------------------------------

12.  Type of Reporting Person*
     IA

--------------------------------------------------------------------------------

Item 1(a):     Name of Issuer:
----------     ---------------
               Hilb Rogal & Hamilton

Item 1(b):     Address of Issuer's Principal Executive Offices:
----------     ------------------------------------------------
               4235 Innslake Drive
               P.O. Box 1220
               Glen Allen, VA  23060-1220

Item 2(a):     Name of Person Filing:
----------     ----------------------
               Westport Asset Management, Inc.

Item 2(b):     Address of Principal Business Office:
----------     -------------------------------------
               253 Riverside Avenue
               Westport, CT  06880

Item 2(c):     Citizenship:
----------     ------------
               Connecticut

Item 2(d):     Title of Class of Securities:
----------     -----------------------------
               Common Stock

Item 2(e):     CUSIP Number:
----------     -------------
               431294107

Item 3.        If this stated is filed pursuant to Rules
-------        -----------------------------------------
               13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) ( )  Broker or Dealer registered under
                        Section 15 of the Act

               (b) ( )  Bank as defined in Section 3(b)(6)
                        of the Act

               (c) ( )  Insurance Company as defined in
                        Section 3(a) (19) of the Act

               (d) ( )  Investment Company registered
                        under Section 8 of the Investment
                        Company Act

               (e) (X)  Investment Adviser registered
                        under Section 203 of the Investment
                        Advisors Act of 1940

               (f) ( )  Employee Benefit Plan, Pension
                        Fund which is subject to the
                        Provisions of the Employee Retire-
                        ment Income Security Act of 1974
                        or Endowment Fund; see ss.240.13d-1
                        (b)(1)(ii)(F)

               (g) (X)  Parent Holding Company, in accordance
                        with ss.240.13d-1(b)(ii)(G)
                        (Note: See Item 7)

               (h) ( )  Group in accordance with ss.240.13d-1
                        (b)(1)(ii)(H)

Item 4.        Ownership.
-------        ----------

               (a)  Amount Beneficially owned:
                    1,793,200 shares

               (b)  Percent of Class:
                    6.3%

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                         462,700

                    (ii) shared power to vote or to direct the vote:
                         995,400

                    (iii)sole power to dispose or to direct the disposition of:
                         462,700

                    (iv) shared power to dispose or to direct the disposition
                         of: 1,330,500


Item 5.        Ownership of Five Percent or Less of a Class
-------        --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:
-------        ----------------------------------------------------------------

Westport Asset Management, Inc. is deemed to be a beneficial owner for purposes of Rule 13-d since it has shared power to make decisions whether to retain, dispose of the securities of many unrelated clients. Westport Asset Management, Inc. does not, however, have an economic interest in the securities of those clients. The clients are actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. The Reporting Person disclaims beneficial ownership of such shares and disclaims the existence of any group.

Westport Asset Management, Inc. owns 50% of Westport Advisors LLC, which is also an investment adviser registered under Section 203 of the Investment Advisors Act of 1940. With regard to the shares set forth under Item 4. (c ) (ii) and
(iv), Westport Asset Management Inc. and Westport Advisers LLC are deemed to be beneficial owners for purposes of Rule 13-d since they both have shared power to make decisions whether to retain or dispose and vote the securities. Westport Advisers LLC serves as investment manager of The Westport Funds, mutual funds which hold such shares in the ordinary course of their business not with the purpose nor with the effect of changing or influencing the control of the issuer.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
-------        acquired the  Security  Being  Reported on By the Parent  Holding
               Company.
               -----------------------------------------------------------------

Westport Asset Management,Inc. makes this filing pursuant to Rule 13D-1 (b) (ii)
(G) since it owns 50% of Westport Advisers LLC. Westport Asset Management, Inc. is an investment advisor and Westport Advisors LLC is an investment advisor for a Series of Public Mutual Funds.

Item 8.        Identification and Classification of Members of the Group.
-------        ----------------------------------------------------------
               N/A

Item 9.        Notice of Dissolution of Group.
-------        -------------------------------
               N/A

Item 10.       Certification
--------       -------------

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Disclaimer
----------

     The undersigned expressly declares that the filing of this Schedule 13G shall not be construed as an admission that such person is, for the purpose of
Section 13(d) or 13(g) of the Securities Act of 1934, the beneficial owner of any securities covered by this statement.

     Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2002

                                         Westport Asset Management, Inc.

                                         By /s/ Andrew J. Knuth
                                            ----------------------------

                                         Andrew J. Knuth, Chairman